Mr Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

May 2, 2013

Re:                             National Bank of Greece S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed May 15, 2012
Form 6-K furnished March 29, 2013
Form 6-K furnished April 8, 2013
File No. 001-14960

Dear Mr. Vaughn:

We refer to your comment letter dated April 16, 2013 on the above referenced Annual Report on Form 20-F (the “20-F”) of National Bank of Greece S.A. (“NBG” or the “Company” or the “Bank”).

Set forth below are the Company’s responses to your comments. For your convenience, the comments are repeated below prior to each response.

General

1.                                    We continue to evaluate your response dated September 28, 2012 and may have further comment

This is noted.

Form 6-K furnished March 29, 2013
Financial Statements
Note 2: Summary of significant accounting policies, page 51
2.2 Going concern, page 51

2.                                    You disclose on page 52 that on May 28, 2012 the Hellenic Financial Stability Fund (HFSF) contributed European Financial Stability Facility (EFSF) bonds with nominal amount totaling €7.43 billion as an advance for its participation in your future capital increase. You also disclose that on December 21, 2012 the HFSF contributed EFSF bonds with a nominal value of €2.326 billion. Please address the following in your response as well as your next Form 20-F:

We advise the Staff that we will provide disclosures consistent with our responses below in our Form 20-F for the year ended December 31, 2012.

•                  Identify how you recorded each of these contributions under U.S. GAAP, as well as for regulatory capital purposes.

U.S. GAAP

Under ASC 320-10-25-1 debt securities are recognized when they are acquired. In order to evaluate whether the Bank acquired the EFSF bonds, the Bank analogised to the guidance in ASC 860-10-40-5 in assessing whether the transfer of the EFSF bonds to the Bank would qualify as a sale from the HFSF perspective.

The Bank concluded that it should not recognize the EFSF bonds as an asset because there was no consideration exchanged between the Bank and the HFSF and the Bank did not obtain the primary benefits of the EFSF bonds. This conclusion was based on the fact that there are significant restrictions on what the Bank can do with the EFSF bonds and the Bank is not exposed to the risks and rewards of ownership. According to the agreements: the Bank does not receive the contractual interest from the EFSF bonds; the EFSF bonds cannot be sold; the Bank can only pledge these EFSF bonds with third parties in a sale and repurchase transactions; and after the Bank issues its own shares to the HFSF in exchange for the EFSF bonds in the future, as part of the recapitalization framework, the EFSF bonds corresponding to the excess between the fair value of the bonds and the total amount of the recapitalization covered by the HFSF (share capital plus contingently convertible instruments (“CoCos”)) must be returned to the HFSF. We have therefore not recognized these EFSF bonds as an asset under US GAAP but have accounted for them as off-balance sheet items. When we use the EFSF bonds as collateral to raise funds with the ECB or the BoG or any other counterparty, we recognize a liability for our obligation to repay the third party.

Regulatory

These EFSF bonds are taken into account for regulatory capital purposes and are included in Core Tier 1 Capital.

•                  Confirm that the capital was issued on the same date that the EFSF bonds were received. To the extent that the dates were different, please explain your accounting during the intervening time frame.

As mentioned above no capital has been issued yet and although the EFSF bonds were received by the Bank, we did not recognize them as assets. The HFSF’s commitment to take part in the share capital increase has been accounted for as a derivative liability under ASC 815-40-15-7C and related guidance because both the number of shares to be issued and the consideration to be received are variable, depending on how much capital the Bank is able to raise from investors and the regulatory capital needs at the time of settlement of the agreement.

•                  Clearly identify the terms of the bonds and the capital securities issued in exchange for the bonds.

The EFSF bonds received are described in the table below. No capital securities have yet been issued.

ISIN	ISSUER	Currency	Coupon	Frequency	Notional (EUR thousands)	Maturity
EU000A1G0AL3	EFSF	EUR	Euribor + 46 bps	Semi-Annually	1.486.000	19/4/2018
EU000A1G0AM1	EFSF	EUR	Euribor + 57 bps	Semi-Annually	1.486.000	19/4/2019
EU000A1G0AN9	EFSF	EUR	Euribor + 64 bps	Semi-Annually	1.486.000	19/4/2020
EU000A1G0AP4	EFSF	EUR	Euribor + 71 bps	Semi-Annually	1.486.000	19/4/2021
EU000A1G0AQ2	EFSF	EUR	Euribor + 77 bps	Semi-Annually	1.486.000	19/4/2022
EU000A1G0A57	EFSF	EUR	Euribor + 34 bps	Semi-Annually	726.875	19/12/2022
EU000A1G0A65	EFSF	EUR	Euribor + 35 bps	Semi-Annually	726.875	19/12/2023
EU000A1G0A73	EFSF	EUR	Euribor + 36 bps	Semi-Annually	872.250	19/12/2024
Total					9.756.000

•                  Identify how the bonds were valued, including the methodologies and significant assumptions used.

The EFSF bonds have not been recognized as an asset in the balance sheet and therefore, have not been valued yet but will be valued at the time of their recognition, which will in turn take place upon the completion of the share capital increase.

•                  Given that you have disclosed this as an “advance” for future participation in your capital increase, please clarify whether there will be any type of future exchange of these securities as part of your future capital increase, or whether this represents the final form of the capital increase committed by the HFSF. To the extent there are any planned changes in the form, type, or level of capital to be committed by the HFSF, please clearly disclose this information in your next Form 20-F.

There will be no future exchange of these securities (EFSF bonds) as part of our future capital increase assuming that we will be required for regulatory reasons to issue capital to the HFSF equal to the fair value of the EFSF bonds. This represents the final form of the share capital increase committed by the HFSF and there are no planned changes to this form, type or level unless the Bank is able to issue shares to investors which would reduce its capital needs below the fair value of the EFSF bonds in which case the Bank would return the excess of the fair value of the EFSF bonds over the total amount of the recapitalisation covered by the HFSF. Upon the completion of the share capital increase, the portion of these EFSF bonds that will be used as payment for HFSF’s participation in the recapitalisation of NBG will be recognized on the balance sheet at fair value.

•                  Clarify whether there is any remaining commitment from the HFSF to provide you with further capital. In this regard, it appears from your disclosure that the HFSF committed to subscribe for any amount of unsubscribed share capital and/or convertible bonds up to €9.756 billion and that you have received €9.756 billion in the form of EFSF bonds from the HFSF in the May and December 2012 advance contributions noted above.

As of the date of this letter there is no remaining commitment from the HFSF to provide us with further capital.

Note 14: Credit provisions and other impairment charges, page 106

3.                                    We note your disclosure on page 107 that you recorded a pretax gain of €279.3 million related to the exchange in December 2012 of €4.4 billion nominal value Greek Government Bonds (GGBs) for €1.5 billion nominal value six-month EFSF bonds. To help us better understand the terms of the exchange and the accounting you intend to apply to these transactions under U.S. GAAP, please address the following:

•                  Confirm, if true, that the GGBs exchanged in this transaction represent all of the new GGBs you held that you received under the Private Sector Involvement (PSI) debt restructuring program in March and April 2012. To the extent this statement is not true, please tell us and revise your disclosure in future filings, beginning with your Form 20-F for the fiscal year ended December 31, 2012 to clarify specifically which other GGBs were exchanged in this December 2012 transaction or which PSI GGBs were excluded from this December 2012 transaction. Provide the original terms and dates obtained for any GGBs exchanged that were not received from the March/April 2012 PSI debt restructuring.

We advise the Staff that the exchange in December 2012 involved all the new Greek government bonds that were issued in March/April 2012 in the context of the PSI. A holder of such new Greek government bonds could exchange them irrespective of whether such new Greek government bonds were acquired in the context of the PSI, or subsequently from the open market.

Since the PSI we have made net purchases of such new Greek government bonds in the open market. In December 2012, we exchanged the majority of the new Greek government bonds we held at that time (see Roll-forward), including the new Greek government bonds acquired subsequently to the PSI.

•                  Provide a roll-forward of balances for both your PSI eligible GGBs and non-PSI eligible GGBs from January 1, 2011 to December 31, 2011, and through to December 31, 2012 reflecting this exchange in December 2012. Give separate line items for the 2011 impairment based on the terms of the PSI, the March/April 2012 PSI exchange itself, any subsequent impairments, as well as the December 2012 exchange for EFSF bonds. For each of your GGB categories and at each of the dates indicated, please include: the notional amount, any other-than-temporary impairment charges taken, the carrying amount, and fair value.

We advise the Staff that the following table present the roll-forward described above:

	Eligible GGBs		Non-eligible GGBs		New GGBs		TotalL GGBs
EUR thousands	Notional Amount	Carrying Amount	Notional Amount	Carrying Amount	Notional Amount	Carrying Amount	Notional Amount	Carrying Amount

December 31, 2010	13,241,433	9,750,785	1,202,883	1,176,433	—	—	14,444,316	10,927,218
Net purchases/sales/ maturity	(307,210)	(117,198)	317,096	231,145	—	—	9,886	113,947
Amortization of discounts	—	69,469	—	8,166	—	—	—	77,635
Fair Value adjustments (Trading & AFS)	—	(3,973,028)	—	(29,398)	—	—	—	(4,002,426)
OTTI for held-to-maturity	—	(2,347,320)	—	—	—	—	—	(2,347,320)
Currency translation differences for GGBs denominated in foreign currency	29,494	32,572	—	—	—	—	29,494	32,572
Total, December 31, 2011	12,963,717	3,415,280	1,519,979	1,386,346	—	—	14,483,696	4,801,626
Net purchases/sales/ maturity	(144,151)	(6,780)	99,549	18,446	288,786	64,930	244,184	76,596
Amortization of discounts	—	10,003	—	54,013	—	66,395	—	130,411
Fair Value adjustments (Trading) (1)	—	(22,599)	—	—	—	—	—	(22,599)
Fair Value adjustments (AFS) (1)	—	(252,704)	—	55,689	—	364,345	—	167,330
OTTI for held-to-maturity (1)	—	(98,436)	—	—	—	—	—	(98,436)
Currency translation differences for GGBs denominated in foreign currency	(22,195)	(6,444)	—	—	—	—	(22,195)	(6,444)
Exchanged at PSI	(12,247,371)	(2,831,455)	—	—	4,437,322	1,092,655	(7,810,049)	(1,738,800)
Buyback program	—	—	—	—	(4,443,402)	(1,508,736)	(4,443,402)	(1,508,736)
Total, December 31, 2012	550,000	206,865	1,619,528	1,514,494	282,706	79,589	2,452,234	1,800,948
Fair Value as of December 31, 2011		3,415,280		1,343,108		—		4,758,388
Fair Value as of December 31, 2012		206,865		1,513,350		110,400		1,830,615

(1)         Immediately before the PSI exchange in March 2012, the fair value of the Eligible GGBs exchanged in the PSI was set equal to the total fair value of the securities received, i.e. the sum of fair value of the new Greek government bonds, the detachable GDP linked securities and the EFSF bonds . The fair value for the new Greek government bonds was determined based on the market prices on the first day of trading in March 2012. Since we have concluded that a credit related OTTI existed for all eligible Greek government bonds, the total loss recognized in AOCI for the bonds that were classified as AFS was recycled in the income statement (refer to the journal entries below).

OTTI in 2011 based on the terms of the PSI as described in the 2011 Form 20-F

EUR thousands
OTTI for available-for-sale (reclassified from AOCI)	(6,304,467)
OTTI for held-to-maturity	(2,347,320)
OTTI for held-to-maturity (reclassified from AOCI) (1)	(119,127)
Total OTTI	(8,770,914)

(1) Relates to bonds previously in AFS that were reclassified to HTM thus there was a component in AOCI that was being amortized over the life of the bond.

Instruments received in the March/April 2012 PSI

	Notional Amount	Carrying Amount
	EUR thousands
Instruments received for eligible Greek government bonds
New Greek government bonds	3,884,033	956,440
EFSF bonds	1,848,134	1,848,134
Sub-total	5,732,166	2,804,574
EFSF bond received for accrued interest	309,745	309,745
Detachable GDP -linked securities	3,884,033	26,881
Total instruments received for PSI eligible Greek government bonds	9,925,944	3,141,199

Instruments received for PSI eligible loans
New Greek government bonds	553,289	136,215
EFSF bonds	263,471	263,471
Sub-total	816,761	399,687
EFSF bond received for accrued interest	26,002	26,002
Detachable GDP -linked securities	553,289	4,083
Total instruments received for eligible loans	1,396,052	429,772

OTTI and gain from buyback in 2012

EUR thousands
OTTI for available-for-sale (reclassified from AOCI)	(252,704)
OTTI for held-to-maturity	(98,436)
Gain from buyback (reclassified from AOCI)	361,555
Total OTTI net of gain from buyback in 2012	10,415

•                  Provide us with the journal entries recorded related to the March/April 2012 PSI exchange. Specifically, we note your disclosure on page F-48 of the December 31, 2011 Form 20-F of all of the different components to the PSI transaction, including the receipt of new GGBs, detachable GDP linked-securities, EFSF bonds, and EFSF securities for the component representing accrued and unpaid interest. We also note that you have disclosed the discount rate utilized in the valuation of the new GGBs, but you have not disclosed the other key assumptions or the fair values utilized for each of the other components. Please clearly disclose the valuations utilized, and related key assumptions, for each of the different components of the PSI exchange. Additionally, please clarify the Day 2 accounting for the detachable GDP linked-securities.

The journal entries recorded relating to the March/April 2012 PSI are presented below:

1.              Recognise credit related OTTI with respect to the PSI- eligible Greek government bonds held in the available-for-sale category, that is recycle from AOCI to the Income Statement the loss recognised in AOCI:

			EUR thousand
Debit		OTTI in the Income Statement	252,704
	Credit	AOCI		252,704

2.              Recognise credit related OTTI with respect to the PSI -eligible Greek government bonds held in the held-to-maturity category:

			EUR thousand
Debit		OTTI in the Income Statement	98,436
	Credit	PSI-Eligible Greek government bonds		98,436

3.              Recognise the provision for loan losses with respect to the loans that were PSI- eligible:

			EUR thousand
Debit		Provision for loan losses	32,668
	Credit	Net loans		32,668

4.              Derecognise the Eligible Greek government bonds and loans offered and recognise the new Greek government bonds, the EFSF bonds received and the GDP-linked securities (due to the impairments recognized above, the carrying amounts of the Eligible Greek Government bonds and loans was equal to the fair value of the securities received):

			EUR thousand
Debit		New Greek government bonds	1,092,655
Debit		EFSF bonds	2,111,605
Debit		GDP-linked securities	30,964
	Credit	PSI-eligible Greek government bonds		2,831,455
	Credit	Loans		403,770

5.              Derecognise the interest accrued on the old Greek government bonds and recognise the EFSF bonds received:

			EUR thousand
Debit		EFSF bonds	335,747
	Credit	Interest accrued		335,747

The fair value of the Greek government bonds given up in the exchange were determined using a discount rate of 12% which includes credit risk and is derived as discussed in our response letter dated September 28, 2012 to question 20.

The new Greek government bonds were initially and subsequently valued using HDAT (the Bank of Greece’s platform for electronic trading in Greek government bonds) prices, the EFSF bonds were initially and subsequently valued using quoted market prices on Bloomberg. The GDP-linked securities are marked to market through the statement of income and were initially valued using Bloomberg CBBT pricing quote and subsequently valued using Reuters RRPS pricing quote.

•                  Provide us with more information related to the December 2012 transaction, including the terms of this exchange, a comparison of the terms of the GGBs and EFSF bonds exchanged, and the valuation of both the GGBs exchanged and the EFSF bond received at the time of the transaction, including the methodologies and significant assumptions used. Provide a tabular reconciliation of how you calculated the pretax gain. Please revise your disclosure in future filings, beginning with your Form 20-F for the fiscal year ended December 31, 2012, to also disclose this information.

We advise the Staff that we are providing the following disclosures in our Form 20-F for the year ended December 31, 2012:

In December 2012, the Hellenic Republic arranged a debt buyback program for the new Greek government bonds that were issued in the March/April 2012 PSI with the purpose of further reduction of the Greek government debt. This program was available with the same terms to all holders of new Greek government bonds.

The terms of the new Greek government bonds were the following;

•                  20 separate series with staggered bullet maturities of between 11 and 30 years, with the first maturity in 2023.

•                  Coupon rate of 2% per annum for payment dates in 2013-2015, 3% per annum for payment dates in 2016-2020, 3.65% per annum for payment date 2021 and 4.3% per annum for payment dates in 2022 and thereafter. The new GGBs were then traded on HDAT (Electronic Secondary Securities Market).

The new Greek government bonds were eligible to be exchanged for a six month, zero coupon EFSF bond at an average exchange price of 34.0%. The exchange price of 34.0% was thus used to calculate the fair value of the new Greek government bonds at the date of the exchange.

In accordance with the terms of the exchange offer, the Group offered new Greek government bonds of nominal value EUR 4,443.4 million and fair value of EUR 1,508.7 million in exchange for 6-month EFSF bonds with nominal and fair value of EUR 1,508.7 million.

All new Greek government bonds exchanged in the December 2012 buyback were held in the available-for-sale category. Therefore, all the pre-tax gain recognised in the income statement with respect to this transaction relates to the recycling of the gain recognised in AOCI as at the date of the buyback. The calculation of the gain is presented in the table below:

Gain from buyback

EUR thousands
Fair value of instruments received	1,508,736
Amortized cost of instruments offered	(1,147,181)
Gain	361,555

The gain was calculated as the difference between the fair value and the amortised cost of the new Greek government bonds exchanged at the buyback. The fair value was based on the exchange price set by the Hellenic Republic and the fair value of the EFSF bonds received in return. The EFSF bonds received in return were new zero-coupon bonds with 6-month maturity and the fair value at the time of the buyback in December 2012 was equal to 100%, while at December 31, 2012 the price was 99.96% (Source: Bloomberg).

•                  Tell us whether there are any other anticipated exchanges of remaining GGBs in your portfolio for EFSF bonds.

No, there are no anticipated exchanges for the remaining Greek government bonds in the Group’s portfolio.

•                  Disclose the extent to which the EFSF bonds and securities received in connection with the PSI exchange have paid and performed in accordance with all original contractual terms.

We advise the Staff that the first EFSF bond that matured in March 2013 and the 6-month EFSF securities received in exchange of the accrued interest with respect to the Greek government bonds exchanged in the PSI have paid and performed in accordance with all original contractual terms and the second EFSF bond that matures in March 2014 has paid interest in accordance with all original contractual terms.

Form 6-K furnished April 8, 2013

4.                                    We note your disclosure that the merger process between you and Eurobank has been suspended since the Institutional Authorities have decided that you and Eurobank should be recapitalized fully and independently of one another. You also state that the final decision on the merger between you and Eurobank will be made by the EFSF, as per current provisions. Please respond to, and consider providing transparent disclosure in your next Form 20-F addressing, the following:

•                  Please clarify what the suspension means in terms of the accounting for your acquisition of Eurobank. Specifically, on page 13 of your Form 6-K filed March 29, 2013, you disclose that on February 15, 2013 that you acquired 84.35% of the ordinary share capital of Eurobank and obtained control. Please tell us whether this decision to suspend the merger process between you and Eurobank affects whether you believe you have control of Eurobank effective February 15, 2013 and whether that control was later suspended subsequent to that date.

We advise the Staff that the following developments took place since the end of March 2013 and we included this information in our Form 20-F for the year ended December 31, 2012:

•                  On March 28, 2013, the Bank of Greece sent letters to the Bank and Eurobank, stating that each bank would have to proceed with the recapitalization which would have to be completed by the end of April 2013 and requesting them to proceed to the relevant necessary actions.

•                  On April 1, 2013, the Bank, jointly with Eurobank, sent to the Bank of Greece a letter requesting a formal extension for the recapitalization to June 20, 2013. In this letter, the Bank stated that an extension would allow the Bank adequate time to complete the merger with Eurobank and proceed with the recapitalization as a combined entity. This request was not approved by the Bank of Greece.

•                  On April 7, 2013, the Bank of Greece announced that the recapitalization process for the four major banks (NBG, Eurobank, Alpha and Piraeus) would proceed.

•                  On April 8, 2013, the Bank and Eurobank issued a press release stating that the two banks, in agreement with the institutional authorities, would be recapitalized fully and independently of one another. Accordingly, the merger process was suspended.

•                  On April 22, 2013, Eurobank’s board of directors announced that it would propose at the general shareholders meeting on April 30, 2013, that all rights be issued without offering preemptive rights to the existing shareholders.

•                  On April 30, 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the HFSF will lead to our shareholding in Eurobank (in which we currently hold 84.4% following the Tender Offer) being reduced to a shareholding of less than 5%, with the HFSF having full voting rights in the Eurobank shares acquired.

Based on the above, we have concluded that, although at February 15, 2013 we had obtained control of Eurobank, however, due to the above, NBG expects that, as of December 31, 2013, Eurobank will not be consolidated under US GAAP.

•                  We note your disclosure in your Form 6-K filed March 20, 2013 that on March 19, 2013, your Board of Directors decided to commence the merger process with Eurobank, and the merger will be effected by means of absorption of Eurobank by NBG, through unification of the two entities’ assets and liabilities, and that the conversion date will be December 31, 2012. Please clarify what the “conversion date” represents. As part of your response, please clarify when you have reflected the acquisition of Eurobank in your consolidated financial statements, such as when the assets and liabilities of Eurobank are included in the financial statements of NBG, and when the operating income and expenses of Eurobank are included in NBG’s consolidated income statement. Additionally, clarify whether this decision is affected in any way by the suspension of the merger process, and if so, how.

We advise the Staff that “conversion date” represents the date that the two entities would be merged for Greek tax purposes.

The acquisition of Eurobank has not been reflected in our consolidated financial statements for the year 2012 because the acquisition occurred in February 2013. Furthermore, as mentioned in our response in the bullet point above we expect that as of December 31, 2013, Eurobank will not be consolidated.

•                  Since Eurobank shares were acquired in 2013, the acquisition was not reflected and had no impact in our 2012 financial statements. We note the creation of an Integration Steering Committee composed of senior executives from both banks to oversee the merger process, and an Integration Office to coordinate the various integration tasks. Please clarify whether this Integration Steering Committee and its tasks have been affected by the suspension of the merger process, and if so, how.

We advise the Staff that, following the suspension of the merger process, the Integration Steering Committee and its tasks have also been suspended.

•                  Identify the extent to which your control of the day to day operations as well as long-term strategic decision making was affected by the suspension of the merger process.

We advise the Staff that, as mentioned above, we expect to lose control as of the date of the share capital increase of Eurobank and, therefore, as of that date we will not have control over the day to day operations as well as the long-term strategic decision making of Eurobank.

•                  We note that the final decision on the merger between you and Eurobank will be made by the EFSF. Please clarify what will occur if the EFSF does not approve the merger. For example, given that you acquired 84.35% of the ordinary share capital of Eurobank with the tender offer in February 2013, clarify how you will account for the shares owned if the merger is not approved.

We advise the Staff that, as mentioned above, we expect to lose control as of the date of the share capital increase of Eurobank and, therefore, if the merger is not approved, in our US GAAP annual financial statements for 2013, we will account for the shares held in Eurobank (assuming we still hold them at December 31, 2013) as an available for sale investment.

*****

Should you have any questions or require any additional information, please contact Mr. George Aggelidis, Head of Finance Division, on + 30 210 3695429.

For the National Bank of Greece S.A.
Yours sincerely,

/s/ Petros Christodoulou
Petros Christodoulou
Deputy Chief Executive Officer

Copy:    Manos Pelidis, Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Diana Billik, Allen & Overy LLP

Alan L. Beller, Cleary Gottlieb Steen & Hamilton LLP